Via Facsimile and U.S. Mail
Mail Stop 6010

September 15, 2008

Lincoln M. Dastrup
President, Chief Executive Officer,
Chief Financial Officer and Chief Accounting Officer
CuraTech Industries, Inc.
6337 Highland Drive, No. 1053
Salt Lake City, Utah 84121

Re: CuraTech Industries, Inc.
Form 10-KSB for the Year Ended December 31, 2007
File No. 000-51140

Dear Mr. Dastrup:

We have completed our review of your Form 10-KSB and have no further comments at this time.

Sincerely,

Carlton E. Tartar
Accounting Branch Chief